UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

704231109

(CUSIP Number)

Elizabeth A. Newell, Assistant Secretary

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-3307

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, and Amendment No. 6 filed on March 30, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On April 10, 2007, NBCU and CLP entered into a letter agreement (the “LOI Amendment”) to amend the Letter of Intent that was entered into on January 17, 2007 and later amended on March 14, 2007 by extending the expiration date of the Exclusivity Period from May 7, 2007 to November 7, 2007. This description of the LOI Amendment is subject to the terms of the LOI Amendment, attached hereto as Exhibit 26 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 26	Letter Agreement, dated April 10, 2007, between NBC Universal, Inc. and Citadel Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Authorized Signatory

NBC UNIVERSAL, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Executive Vice President and Chief Financial Officer

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Vice President and Treasurer

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Vice President and Treasurer

Dated: April 10, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 26	Letter Agreement, dated April 10, 2007, between NBC Universal, Inc. and Citadel Limited Partnership.